Exhibit 99.2

GAZIT-GLOBE LTD.

Registration Number: 520033234

Securities of a Registered Corporation trading on the Tel Aviv Stock Exchange

Shortened Name: Gazit-Globe

1 Hashalom Road, Tel-Aviv 67892

Telephone: 03-6948000, Fax: 03-6961910

Electronic Mail: IR@gazitgroup.com Date of transmission: December 7, 2015

Company Website: www.gazit-globe.com

To:	To:
The Israel Securities Authority	Tel Aviv Stock Exchange Ltd.
www.isa.gov.il	www.tase.co.il

Immediate Report regarding Results of Annual Shareholders Meeting of Gazit-Globe Ltd. (the “Company”)

1.	In the meeting of the Company’s shareholders convened on December 7, 2015, the agenda of which was as listed below, the results were as follows:

Number	Item for Vote	Result

1.	To approve the re-appointment of the accounting firm of Kost, Forer, Gabbay & Kasierer as the Company’s auditors and to authorize the Company’s Board of Directors to determine their fees.	Approved
2.	To approve the re-appointment of Mr. Dor J. Segal as a director of the Company.	Approved
3.	To approve the re-appointment of Mr. Haim Ben-Dor as a director of the Company.	Approved
4.	To approve the re-appointment of Mr. Shaiy Pilpel as a director of the Company.	Approved

Forward Looking Statements:

This release may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Kind regards,

Gazit-Globe, Ltd.